June 7, 2007
BY FAX AND EDGAR TRANSMISSION
Todd K. Schiffman
Assistant Director,
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Doral Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 011-31579

Dear Mr. Schiffman:
     In connection with the response of Doral Financial Corporation (the “Filing Person”) to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Dennis G. Buchert, dated June 1, 2007, the Filing Person acknowledges that:
     (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;
     (ii) staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1451 F.D. Roosevelt Ave., San Juan, PR 00920-2717 • PO Box 71528, San Juan, PR 00936-8628 • Phone (787) 781-3300

     If you have any questions, please do not hesitate to call Victor Lewkow at (212) 225-2370 or Francisco Cestero at (212) 225-2739 at Cleary Gottlieb Steen & Hamilton LLP.
Cordially,
/s/ Enrique R. Ubarri, Esq.
Enrique R. Ubarri, Esq.
Executive Vice President
General Counsel

1451 F.D. Roosevelt Ave., San Juan, PR 00920-2717 • PO Box 71528, San Juan, PR 00936-8628 • Phone (787) 781-3300